Exhibit 99.5

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna Reports Second Quarter Unaudited 2021 Financial Results

(All amounts expressed in US dollars, tabular amounts in million, unless otherwise stated)

Vancouver, August 11, 2021: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna” or the “Company”) today reported second quarter 2021 net income of $16.2 million, adjusted net income1 of $21.5 million, and adjusted EBITDA1 of $54.9 million.

Jorge A. Ganoza, President and CEO, commented, “In spite of COVID-19 related challenges at Lindero, which have led us to revise guidance for the year, our second quarter results continue to reflect the strength of our business with record sales of $120.5 million and consolidated EBITDA[1] margins above 45%.” Mr. Ganoza continued, “At Lindero, we have been gradually overcoming the COVID-19 travel restrictions which have limited access to on-site foreign technical support, and are now seeing continued improvement in mechanical availability and equipment productivity.” Mr. Ganoza added, “We look forward to the contribution of the Roxgold acquisition to our financial performance starting in Q3, with the forecasted addition of 62,000 to 66,000 gold ounces of production from the Yaramoko mine for the second half of 2021 at an AISC1 below $1,150 per ounce.”

Second Quarter 2021 Highlights

•	Record sales of $120.5 million, an increase of 171% from the $44.5 million reported in the same period in 2020 (“Q2 2020”), due to higher gold and silver sales volumes and higher realized prices for all metals, and sales from the Lindero mine of $ 34.2 million

•	Net income of $16.2 million or $0.09 per share, an increase of $21.9 million and $0.12 per share, from the $5.7 million net loss or $0.03 net loss per share reported in Q2 2020

•	Adjusted net income[1] of $21.5 million compared to $5.1 million net loss in Q2 2020

•	Adjusted EBITDA[1] of $54.9 million compared to $9.4 million reported in Q2 2020

•	Free cash flow from ongoing operations[1] of $18.5 million compared to $0.2 million reported in Q2 2020

•	As of June 30, 2021, the Company had cash and cash equivalents of $121.8 million, a decrease of $10.1 million from December 31, 2020, primarily due to a $35.3 million promissory note that was provided to Roxgold Inc. (“Roxgold”) to cover a portion of the expected acquisition closing costs

•	Silver and gold production of 1,892,822 ounces and 31,048 ounces, respectively

•	AISC[1,2] per silver equivalent ounce of payable silver sold of $13.61 and $18.45 for the San Jose Mine and Caylloma Mine, respectively, and AISC[1] per ounce of gold sold of $1,214 for the Lindero Mine

•	Completed the business combination with Roxgold on July 2, 2021 creating a low-cost intermediate global precious metals producer with extensive brownfields and greenfields organic growth potential in the Americas and West Africa; and led by a highly experienced management team

1 Refer to Non-IFRS Financial Measures at the end of this news release

2 AISC/oz Ag Eq calculated at realized metal prices, refer to mine site results for realized prices and Non-IFRS Financial Measures for silver equivalent ratio

Fortuna | 1

	Three months ended June 30			Six months ended June 30
	2021	2020	% Change	2021	2020	% Change
Sales	120.5	44.5	171%	238.3	92.0	159%
Mine operating income	48.5	13.8	251%	99.8	21.2	371%
Operating income (loss)	35.9	(1.3)	2,862%	76.2	0.5	15,140%
Net income (loss)	16.2	(5.7)	384%	42.6	(10.2)	518%
Earnings (loss) per share - basic	0.09	(0.03)	364%	0.23	(0.06)	476%
Adjusted net income[1]	21.5	(5.1)	522%	49.0	(7.3)	771%
Adjusted EBITDA[1]	54.9	9.4	484%	115.7	25.4	356%
Net cash provided by operating activities	29.5	0.8	3,588%	50.7	4.5	1,027%
Free cash flow from ongoing operations[1]	18.5	0.2	10,696%	35.8	14.3	151%
Capex
Sustaining	13.0	2.1	519%	21.0	5.6	275%
Non-sustaining	0.7	0.1	600%	1.0	0.2	416%
Lindero	1.4	4.9	(71%)	4.0	26.3	(85%)
Brownfields	3.4	0.3	1,033%	5.9	1.8	230%

As at	Jun 30, 2021	Dec 31, 2020	% Change
Cash and cash equivalents	121.8	131.9	(8%)

[1] Refer to Non-IFRS financial measures and Forward Looking Statements at the end of this news release

Second Quarter 2021 Results

Sales for the three months ended June 30, 2021 were $120.5 million, an increase of 171% from the $44.5 million reported in Q2 2020. Lindero reported sales of $34.2 million from 18,924 ounces of gold ounces sold. San Jose reported sales of $60.3 million, an increase of 98% from the $30.5 million reported in Q2 2020 due to a 58% and 52% increase in the volume of silver and gold ounces sold, respectively, and higher realized metal prices, primarily silver. Caylloma reported sales of $26.0 million, a 86% increase from the $14.0 million reported in Q2 2020 due to higher realized prices, primarily zinc and silver, and higher volumes of metal sold, primarily gold.

Operating income for the three months ended June 30, 2021 was $35.9 million, an increase of $37.2 million compared to Q2 2020. The increase was due primarily to higher silver and gold prices, and Lindero’s contribution to mine operating income of $7.2 million.

Net income for the three months ended June 30, 2021 was $16.2 million, a $21.9 million increase over the $5.7 million net loss reported in Q2 2020. The effective tax rate for the quarter was 43%.

Adjusted EBITDA for the three months ended June 30, 2021 was $54.9 million, an increase of $45.5 million compared to the $9.4 million reported in Q2 2020. The increase reflects Lindero´s contribution to adjusted EBITDA of $16.2 milion as well as higher EBITDA at San Jose and Caylloma.

Free cash flow from ongoing operations for the three months ended June 30, 2021 was $18.5 million compared to $0.2 million in Q2 2020.

Liquidity

As of June 30, 2021, the Company had cash and cash equivalents of $121.8 million, a decrease of $10.1 million from December 31, 2020, primarily due to a $35.3 million promissory note that was provided to Roxgold to cover a portion of the expected acquisition closing costs.

The Company’s $120.0 million credit facility remains fully drawn as of June 30, 2021 and is set to expire on January 26, 2022. It is contemplated that during the third quarter of 2021, the Company’s existing credit facility will be replaced by a new credit facility in the increased amount of $200.0 million pursuant to an amended and restated credit agreement with the Company’s existing and new lenders.

Fortuna | 2

Lindero Mine

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Mine Production
Tonnes placed on the leach pad	1,477,000	-	3,607,000	-

Gold
Grade (g/t)	0.95	-	0.87	-
Production (oz)	19,521	-	41,853	-
Metal sold (oz)	18,924	-	40,213	-
Realized price ($/oz)	1,804	-	1,777	-

Unit Costs
Cash cost ($/oz Au)[1]	673	-	655	-
All-in sustaining cash cost ($/oz Au)[1]	1,214	-	1,130	-

Capital expenditures ($000's)
Sustaining	6,615	-	10,655	-
Brownfields	351	-	442	-

1 Refer to Non-IFRS Financial Measures

Argentina suffered a surge of COVID-19 during the second quarter of 2021 with the infection rate peaking at 41,000 cases per day. Extended nationwide COVID-19 related travel restrictions continued to limit onsite access to foreign vendor support affecting ramp up activities at Lindero.

The COVID-19 infection rate at Lindero increased during the second quarter of 2021 and had a significant impact on the operation´s performance as 163 personnel tested positive, representing 18 percent of the workforce. During the quarter, the Company intermittently voluntarily suspended onsite operations for a total of 16 days which directly impacted ramp up progress and reduced the amount of ore delivered to the heap leach pad. Strict government mandated travel restrictions have led to disruptions in the hiring and movement of skilled personnel and delays in access to foreign vendor support, which resulted in higher mechanical downtime leading to lower tonnes of processed ore being delivered to the leach pad.

In the second quarter of 2021, a total of 1,477,000 tonnes of ore were placed on the leach pad averaging 0.95 g/t gold containing an estimated 44,889 ounces of gold. Total gold production for the quarter was 19,521 ounces, 73 percent of the plan.

Cash cost per gold ounce sold was $673, as the mine continues to ramp-up production.

All-in sustaining cash costs per gold ounce sold was $1,214, in line with the Company’s original guidance for the first half of the year of between $1,130 and $1,335 per gold ounce sold, due primarily to the timing of sustaining capital expenditures.

In the second quarter of 2021, sustaining capital expenditures included $2.3 million of capitalized stripping, $1.7 million for leach pad expansion, and $1.2 million for the ADR plant.

The Company´s updated gold production guidance range for Lindero of between 90 and 110 thousand ounces reflects the direct and indirect impact of COVID-19 related challenges. These factors have been evaluated and their effect considered for the second half of the year (refer Fortuna news release dated July 19, 2021).

Fortuna | 3

San Jose Mine

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Mine Production
Tonnes milled	269,565	160,151	529,368	406,977
Average tonnes milled per day	3,029	1,799	3,038	2,313

Silver
Grade (g/t)	205	220	211	217
Recovery (%)	92	91	91	91
Production (oz)	1,624,394	1,029,049	3,270,838	2,599,250
Metal sold (oz)	1,621,410	1,025,242	3,263,710	2,618,796
Realized price ($/oz)	26.90	17.28	26.53	16.56

Gold
Grade (g/t)	1.30	1.42	1.33	1.37
Recovery (%)	91	91	91	91
Production (oz)	10,266	6,654	20,567	16,284
Metal sold (oz)	10,212	6,703	20,499	16,480
Realized price ($/oz)	1,826	1,728	1,804	1,635

Unit Costs
Production cash cost ($/t)[2]	75.50	65.98	72.86	69.10
Production cash cost ($/oz Ag Eq)[1,2]	9.57	7.26	8.99	7.67
Net smelter return ($/t)	219.52	170.72	221.57	160.77
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	13.61	11.04	13.50	10.85

Capital expenditures ($000's)
Sustaining	3,985	1,170	5,972	2,743
Non-sustaining	757	122	1,031	–
Brownfields	2,154	194	3,890	1,500

1 Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period

2 Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

The San Jose Mine produced 1,624,394 ounces of silver and 10,266 ounces of gold during the three months ended June 30, 2021, which represents an increase of 58% and 54%, respectively, compared to Q2 2020. The increase was due primarily to 68% higher tonnes milled in the second quarter of 2021 compared to Q2 2020, which was impacted by the 54-day shutdown of operations from government mandated restrictions in response to COVID-19.

The production cash cost per tonne for the three months ended June 30, 2021 was $75.50 an increase from the $65.98 per tonne in Q2 2020 primarily due to a stronger US dollar during Q2 2020 and higher planned mining preparation activities during the current quarter.

The all-in sustaining cash cost of payable silver equivalent for the three months ended June 30, 2021 was $13.61 per ounce, an increase of 23% compared to $11.04 per ounce in Q2 2020. The increase was due primarily to higher production cash costs as noted above, increases in sustaining and brownfields capital expenditures, and higher royalties, offset partly by higher silver equivalent sales.

Capital expenditures totalled $6.9 million for the three months ended June 30, 2021, an increase of 364% compared to Q2 2020, as COVID-19 restrictions more significantly impacted operations during Q2 2020.

Fortuna | 4

Caylloma Mine

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Mine Production
Tonnes milled	133,645	134,172	265,532	266,913
Average tonnes milled per day	1,536	1,525	1,517	1,500

Silver
Grade (g/t)	76	72	77	69
Recovery (%)	83	79	82	83
Production (oz)	268,428	244,873	535,739	493,984
Metal sold (oz)	275,652	275,085	534,963	487,562
Realized price ($/oz)	26.54	16.06	26.42	16.73

Lead
Grade (%)	3.09	2.77	3.15	2.86
Recovery (%)	90	83	89	86
Production (000's lbs)	8,144	6,777	16,325	14,499
Metal sold (000's lbs)	8,497	7,696	16,495	14,312
Realized price ($/lb)	0.95	0.75	0.94	0.80

Zinc
Grade (%)	4.58	4.29	4.64	4.43
Recovery (%)	87	87	87	87
Production (000's lbs)	11,764	10,977	23,733	22,797
Metal sold (000's lbs)	11,755	11,859	24,021	22,371
Realized price ($/lb)	1.33	0.89	1.28	0.93

Unit Costs
Production cash cost ($/t)[2]	91.15	74.92	89.59	77.86
Production cash cost ($/oz Ag Eq)[1,2]	14.54	13.85	14.12	13.84
Net smelter return ($/t)	189.10	91.17	192.70	102.12
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	18.45	15.34	18.48	16.16

Capital expenditures ($000's)
Sustaining	2,478	955	4,449	2,829
Brownfields	979	86	1,609	349

1 Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period

2 Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

The Caylloma Mine produced 268,428 ounces of silver, 8.1 million pounds of lead and 11.8 million pounds of zinc during the three months ended June 30, 2021, an increase of 10%, 20%, and 7% respectively compared to Q2 2020. The increased metal production was due to higher head grades. Gold production for the second quarter of 2021 totaled 1,261 ounces with an average head grade of 0.42 g/t.

The production cash cost per tonne for the three months ended June 30, 2021 was $91.15, an increase of 22% compared to Q2 2020. The increase was due primarily to Q2 2020 having lower costs than planned due to a shutdown of mining operations in April 2020 without any significant impact on tonnes processed during the quarter.

The all-in sustaining cash cost of payable silver equivalent for the three months ended June 30, 2021 was $18.45 per ounce, an increase of 20% compared to the $15.34 per ounce in Q2 2020. The increase was due primarily to higher production cash costs as noted above, increases in sustaining and brownfields capital expenditures, and higher royalties, offset partly by higher silver equivalent sales.

Corporate Update

On July 2, 2021, Fortuna and Roxgold completed the previously announced business combination between Fortuna and Roxgold (the "Transaction") to create a global growth-oriented intermediate gold and silver producer. Roxgold’s principal assets are the producing Yaramoko mine in Burkina Faso, the Séguéla advanced development gold project in Côte D’Ivoire, and the Boussoura exploration property in Burkina Faso.

Fortuna | 5

Qualified Person

Eric Chapman, Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The following tables represent the calculation of certain Non-IFRS financial measures as referenced in this news release. In alignment with the World Gold Council standard for all-in sustaining cash cost and all-in cash cost, the Company has presented the cash cost figures on a sold ounce basis for all periods presented and has excluded royalties that are under the scope of IAS 12 – Income Taxes, with the change from the previously presented figures being applied retrospectively to prior periods.

Reconciliation to Adjusted Net Income for the three and six months ended June 30, 2021 and 2020

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net income (loss)	16.2	(5.7)	42.6	(10.2)
Adjustments, net of tax:
Community support provision and accruals[1]	0.1	-	0.1	(0.1)
Foreign exchange loss, Lindero Mine[2]	0.5	2.7	2.6	6.0
Share of loss from associates	-	-	-	0.1
Investment income	-	(2.2)	-	(3.3)
Roxgold transaction costs	3.5	-	3.5	-
Other non-cash items	1.2	0.1	0.2	0.2
Adjusted net income (loss)	21.5	(5.1)	49.0	(7.3)

1 Amounts are recorded in Cost of sales

2 Amounts are recorded in General and Administration

Reconciliation to Adjusted EBITDA for the three and six months ended June 30, 2021 and 2020

	Three months ended June 30,		Six months ended June 30,
Consolidated	2021	2020	2021	2020
Net income (loss)	16.2	(5.7)	42.6	(10.2)
Adjustments:
Community support provision	(0.1)	-	(0.1)	(0.1)
Inventory adjustment	-	0.1	(0.1)	-
Foreign exchange loss, Lindero Mine	0.5	2.7	2.6	6.0
Net finance items	2.1	0.3	4.6	0.7
Depreciation, depletion, and amortization	20.5	8.9	39.7	20.4
Income taxes	12.0	6.2	25.3	13.3
Share of loss from associates	-	-	-	0.1
Investment income	-	(2.2)	-	(3.3)
Other non-cash items	3.7	(0.9)	1.1	(1.5)
Adjusted EBITDA	54.9	9.4	115.7	25.4

Reconciliation to Free Cash Flow from ongoing operations for three and six months ended June 30, 2021 and 2020

	Three months ended June 30,		Six months ended June 30,
Consolidated	2021	2020	2021	2020
		(Restated)		(Restated)
Net cash provided by operating activities	29.5	0.8	50.7	4.5
Adjustments
Roxgold transaction costs	3.5	-	3.5	-
Change in long term receivables and assets	0.0	(0.4)	(0.1)	(0.6)
Additions to mineral properties, plant and equipment	(13.8)	(3.3)	(23.2)	(8.3)
Impact of adoption in IAS 16 and Production costs	-	2.6	-	12.2
Current income tax expense	(12.2)	(4.0)	(26.2)	(10.0)
Income taxes paid	11.4	4.5	31.0	16.5
Free cash flow from ongoing operations	18.5	0.2	35.8	14.3

Fortuna | 6

Reconciliation of Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold for the three and six months ended June 30, 2021 and 2020

		Three months ended June 30,		Six months ended June 30,
San Jose Mine		2021	2020	2021	2020
Cost of sales		31,363	16,427	60,071	43,714
Changes in concentrate inventory		65	286	94	(64)
Depletion and depreciation in concentrate inventory		(47)	(110)	(33)	5
Inventory adjustment		1	(118)	81	2
IFRS 16 embedded lease adjustment		57	4	101	10
Royalties and mining taxes		(1,384)	(749)	(2,727)	(1,639)
Workers participation		(1,646)	(803)	(3,355)	(2,089)
Depletion and depreciation		(8,056)	(4,371)	(15,660)	(11,818)
Cash cost	A	20,353	10,566	38,572	28,121
Total processed ore (tonnes)	B	269,565	160,151	529,368	406,977
Production cash cost per tonne ($/t)	=A/B	75.50	65.98	72.86	69.10
Cash cost	A	20,353	10,566	38,572	28,121
Changes in concentrate inventory		(65)	(286)	(94)	64
Depletion and depreciation in concentrate inventory		47	110	33	(5)
Inventory adjustment		(1)	118	(81)	(2)
Treatment charges		2,420	103	2,181	219
Refining charges		(1,392)	1,171	(378)	2,744
Cash cost applicable per payable ounce sold	C	21,362	11,782	40,233	31,141
Payable ounces of silver equivalent sold[1]	D	2,231,385	1,622,866	4,477,204	4,061,802
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	9.57	7.26	8.99	7.67
Mining cost per tonne		40.98	38.44	39.28	36.65
Milling cost per tonne		16.13	13.88	16.48	17.10
Indirect cost per tonne		12.64	7.72	11.66	8.62
Community relations cost per tonne		1.01	5.88	0.67	2.70
Distribution cost per tonne		4.74	0.06	4.77	4.03
Production cash cost per tonne ($/t)		75.50	65.98	72.86	69.10

1 Silver equivalent sold for Q2 2021 is calculated using a silver to gold ratio of 67.9:1 (Q2 2020: 100:1) and for Q2 2021 YTD: silver to gold ratio of 68.0:1 (Q2 2020 YTD: 98.8:1)

2 Silver equivalent is calculated using the realized prices for gold and silver.  Refer to Financial Results - Sales and Realized Prices

		Three months ended June 30,		Six months ended June 30,
Caylloma Mine		2021	2020	2021	2020
Cost of sales		16,413	14,280	32,030	27,070
Changes in concentrate inventory		(294)	(1,538)	(229)	289
Depletion and depreciation in concentrate inventory		18	655	22	129
IFRS 16 embedded lease adjustment		645	491	1,293	1,059
Royalties and mining taxes		(62)	(153)	(89)	(319)
Provision for community support		-	27	-	99
Workers participation		(573)	192	(1,213)	172
Depletion and depreciation		(3,965)	(3,902)	(8,026)	(7,718)
Cash cost	A	12,182	10,052	23,788	20,781
Total processed ore (tonnes)	B	133,645	134,172	265,532	266,913
Production cash cost per tonne ($/t)	=A/B	91.15	74.92	89.59	77.86
Cash cost	A	12,182	10,052	23,788	20,781
Changes in concentrate inventory		294	1,538	229	(289)
Depletion and depreciation in concentrate inventory		(18)	(655)	(22)	(129)
Treatment charges		3,590	5,101	6,747	9,563
Refining charges		428	419	833	743
Cash cost applicable per payable ounce sold	C	16,476	16,455	31,575	30,669
Payable ounces of silver equivalent sold[1]	D	1,132,781	1,188,319	2,235,781	2,215,414
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	14.54	13.85	14.12	13.84
Mining cost per tonne		35.60	34.67	36.24	37.34
Milling cost per tonne		15.50	13.43	14.54	13.69
Indirect cost per tonne		30.95	19.45	30.26	19.87
Community relations cost per tonne		1.13	6.83	0.85	3.63
Distribution cost per tonne		7.97	0.54	7.70	3.33
Production cash cost per tonne ($/t)		91.15	74.92	89.59	77.86

1  Silver equivalent sold for Q2 2021 is calculated using a silver to gold ratio of 68.1:1 (Q2 2020: 105.9:1) , silver to lead ratio of 1:27.9 pounds (Q2 2020:  1:21.3), and silver to zinc ratio of 1:20.0 pounds (Q2 2020:  1:18.1). YTD 2021: silver to gold ratio of 67.8:1 (Q2 2020 YTD: 98.5:1), silver to lead ratio of 1:28.2 pounds (Q2 2020 YTD: 1:20.9), and silver to zinc ratio of 1:20.6 pounds (Q2 2020 YTD: 1:17.9)

2  Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales and Realized Prices

Fortuna | 7

Reconciliation of All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold for three and six months ended June 30, 2021 and 2020

	Three months ended June 30,		Six months ended June 30,
San Jose Mine	2021	2020	2021	2020
Cash cost applicable	21,362	11,782	40,233	31,141
Royalties and mining taxes	(956)	749	2,727	1,639
Workers' participation	2,058	1,004	4,194	2,611
General and administrative expenses (operations)	1,771	1,444	3,446	2,865
Adjusted operating cash cost	24,235	14,979	50,600	38,256
Care and maintenance costs (impact of COVID-19)	-	1,568	-	1,568
Sustaining capital expenditures[3]	3,985	1,170	5,972	2,743
Brownfields exploration expenditures[3]	2,154	194	3,890	1,500
All-in sustaining cash cost	30,374	17,911	60,462	44,067
Non-sustaining capital expenditures[3]	757	122	1,031	249
All-in cash cost	31,131	18,033	61,493	44,316
Payable ounces of silver equivalent sold[1]	2,231,451	1,622,866	4,477,204	4,061,802
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	13.61	11.04	13.50	10.85
All-in cash cost per ounce of payable silver equivalent sold[2]	13.95	11.11	13.73	10.91

1 Silver equivalent sold for Q2 2021 is calculated using a silver to gold ratio of 67.9:1 (Q2 2020: 100:1) and for Q2 2021 YTD: silver to gold ratio of 68.0:1 (Q2 2020 YTD: 98.8:1)

2 Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices

3 Presented on a cash basis

	Three months ended June 30,		Six months ended June 30,
Caylloma Mine	2021	2020	2021	2020
Cash cost applicable	16,476	16,455	31,575	30,669
Royalties and mining taxes	(599)	153	89	319
Workers' participation	685	(192)	1,421	(167)
General and administrative expenses (operations)	885	771	2,163	1,813
Adjusted operating cash cost	17,447	17,187	35,248	32,634
Sustaining capital expenditures[3]	2,478	955	4,450	2,829
Brownfields exploration expenditures[3]	979	86	1,609	349
All-in sustaining cash cost	20,904	18,228	41,307	35,812
All-in cash cost	20,904	18,228	41,307	35,812
Payable ounces of silver equivalent sold[1]	1,132,781	1,188,319	2,235,781	2,215,414
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	18.45	15.34	18.48	16.16
All-in cash cost per ounce of payable silver equivalent sold[2]	18.45	15.34	18.48	16.16

1  Silver equivalent sold for Q2 2021 is calculated using a silver to gold ratio of 68.1:1 (Q2 2020: 105.9:1) , silver to lead ratio of 1:27.9 pounds (Q2 2020:  1:21.3), and silver to zinc ratio of 1:20.0 pounds (Q2 2020:  1:18.1). YTD 2021: silver to gold ratio of 67.8:1 (Q2 2020 YTD: 98.5:1), silver to lead ratio of 1:28.2 pounds (Q2 2020 YTD: 1:20.9), and silver to zinc ratio of 1:20.6 pounds (Q2 2020 YTD: 1:17.9)

2  Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales and Realized Prices

3  Presented on a cash basis.

Reconciliation of Cash Cost per Ounce of Gold Sold for the three and six months ended June 30, 2021 and 2020

		Three months ended June 30,		Six months ended June 30,
Lindero Mine		2021	2020	2021	2020
Cost of sales		24,280	-	46,466	-
Changes in dore inventory		1,652		1,002	-
IFRS 16 embedded lease adjustment		538	-	1,056	-
Export duties		(2,582)	-	(5,382)	-
Depletion and depreciation		(9,175)	-	(15,420)	-
By product credits		(70)	-	(128)	-
Production cash cost	A	14,643	-	27,594	-
Changes in concentrate inventory		(1,652)		(1,002)	-
Realized gain in diesel hedge		(253)		(253)
Treatment charges		(10)	-	-	-
Cash cost applicable per gold ounce sold	A	12,728	-	26,339	-
Ounces of gold sold	B	18,924	-	40,213	-
Cash cost per ounce of gold sold ($/oz)	=A/B	673	-	655	-

Fortuna | 8

Reconciliation of All-in Sustaining Cash Cost per Ounce of Gold Sold for the three and six months ended June 30, 2021 and 2020

	Three months ended June 30,		Six months ended June 30,
Lindero Mine	2021	2020	2021	2020
Cash cost applicable	12,728	-	26,339	-
Export duties and mining taxes	1,801	-	5,382	-
General and administrative expenses (operations)	1,478	-	2,616	-
Adjusted operating cash cost	16,007	-	34,337	-
Sustaining capital expenditures[1]	6,615	-	10,655	-
Brownfields exploration expenditures[1]	351	-	442	-
All-in sustaining cash cost	22,973	-	45,434	-
All-in cash cost	22,973	-	45,434	-
Ounces of gold sold	18,924	-	40,213	-
All-in sustaining cash cost per ounce of gold sold	1,214	-	1,130	-
All-in cash cost per ounce of gold	1,214	-	1,130	-

1  Presented on a cash basis

Additional information regarding the Company’s financial results and activities underway are available in the Company’s second quarter 2021 Financial Statements and accompanying Management’s Discussion and Analysis for the three and six months ended June 30, 2021, which are available for download on the Company’s website, www.fortunasilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, August 12, 2021 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/42323 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, August 12, 2021

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1. 888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 215628

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 42323

Playback of the earnings call will be available until Thursday, August 26, 2021. Playback of the webcast will be available until Friday, August 12, 2022. In addition, a transcript of the call will be archived on the Company’s website at https://fortunasilver.com/investors/financial-reports/.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and an advanced development project in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website at www.fortunasilver.com.

Fortuna | 9

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s anticipated performance in 2021; estimated updated production forecasts and sales for 2021; estimated updated production costs and all-in sustaining cash costs for 2021; estimated capital expenditures in 2021; estimated production and all-in sustaining cash costs for the Yaramoko mine in the second half of 2021; estimated brownfields and greenfields expenditures in 2021; the future estimated impact of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates; estimated metal grades in 2021; the estimated amount of ore to be placed on the leach pad at the Lindero Mine in 2021, the grade of gold and the amount of gold estimated to be contained therein; the timing of the commencement of steady state production at the Lindero Mine; undisclosed risks and liabilities relating to the Roxgold business combination; risks that the anticipated benefits of the Roxgold business combination will not be realized or fully realized; the anticipated timing for the construction decision at the Séguéla Gold Project; the entering into of a new credit facility in the third quarter of 2021; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a prolonged slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases in incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; the risks associated with the completion of the business combination with Roxgold, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; changes in prices for gold, silver and other metals; fluctuation in currencies and foreign exchange rates; inflation; the imposition of capital controls in countries in which the Company operates; any extension of the currency controls in Argentina;  changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; delays in the ramp up of production at Lindero which may cause delays in the commencement of commercial production; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; there can be no assurance that the Company will be able to enter into a new credit facility on terms acceptable to it, or at all; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; the world-wide economic and social impact of COVID-19, and the duration and extent of the impact of the pandemic and related restrictions on the Company’s workforce, suppliers and the effect that any adverse changes would have on the Company’s business; the effect that any further suspensions of operations as a result of the pandemic would have on the Company’s business and financial and operational results; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Fortuna | 10

Non-IFRS Financial Measures

This news release also refers to Non-IFRS financial measures, such as production cash cost per tonne; cash cost per payable ounce of silver; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.

Fortuna | 11